SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
12/11/13


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC, Phillip Goldstein,
Andrew Dakos, Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
181,312

8. SHARED VOTING POWER
186,300

9. SOLE DISPOSITIVE POWER
181,312
_______________________________________________________

10. SHARED DISPOSITIVE POWER
186,300


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
367,612 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

2.72%


14. TYPE OF REPORTING PERSON

IA, IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #3 to the schedule 13d filed August 16, 2013. Except as specifically set forth herein, the Schedule 13d remains unmodified.

ITEM 4. PURPOSE OF TRANSACTION
Bulldog Investors, LLC has entered into a Purchase Agreement with JMI to sell 516,000 shares pursuant to JMI's share repurchase program. Bulldog Investors, LLC has also entered into a Standstill Agreement with JMI and in connection therewith has withdrawn its slate of nominees for election to JMI's Board of Directors and has agreed to vote its remaining shares in support of JMI's director nominees.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the 10-Q filed on August 5, 2013, there were 13,500,050 shares outstanding as of August 2, 2013. The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment adviser. As of 12/16/2013, Bulldog Investors, LLC is deemed to be the beneficial owner of 367,612 shares of JMI (representing 2.72% of JMI's outstanding shares) solely by virtue of Bulldog Investors, LLC's power to direct the vote of, and dispose of, these shares. These 367,612 shares of JMI include 181,312 shares (representing
1.34% of JMI's outstanding shares) that are beneficially owned by the following entities over which Messrs. Goldstein, Dakos and Samuels exercise control:
Opportunity Partners LP, Calapasas West Partners, LP, Full Value Special Situations Fund, LP, Full Value Offshore Fund, Ltd., Full Value Partners, LP, and MCM Opportunity Partners, LP. (collectively, the Bulldog Investors Funds). The Bulldog Investors Funds may be deemed to constitute a group. All other shares included in the aforementioned 367,853 shares of JMI beneficially owned by Bulldog Investors, LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 186,300 shares (representing 1.38% of JMI's outstanding shares).


c) Since the last filing on 11/22/13 the following shares of JMI were sold:

12/10/13		(43,045)		12.8085
12/10/13		(50,605)		12.7759
12/11/13		(55,041)		12.8005
12/16/13		(516,000)		12.7574



d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
Bulldog Investors, LLC has entered into a Purchase Agreement with JMI to sell 516,000 shares pursuant to JMI's share repurchase program. Bulldog Investors, LLC has also entered into a Standstill Agreement with JMI and in connection therewith, among other things, has withdrawn its slate of nominees for election to JMI's Board of Directors and has agreed to vote its remaining shares in support of JMI's director nominees.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
The Purchase Agreement and Standstill Agreement have been filed as Exhibits to JMI's Form 8-k filed on December 16, 2013.

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 12/17/2013

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member